SAMSUNG ELECTRONICS

RECEIVED

2007 JAN 17 A 11: 52

07020403

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 12, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

dw 1/18

SAMSUNG ELECTRONICS

January 12, 2007

Share Buyback

On January 12, 2007, the BOD of Samsung Electronics authorized a share buyback.

▫ Details

1. The number of shares to be repurchased is as follows:
   - 2,800,000 common shares
   - 400,000 preferred shares

2. The expected buyback amount is about KRW 1.63 trillion for common shares and KRW 179.2 billion for preferred shares.
   ※ The actual buyback amount is subject to change, based on the price at the time of the repurchase.

3. Buyback period: January 16, 2007 to April 15, 2007

4. The planned buyback aims to stabilize stock prices.

5. Samsung Electronics will buy back shares through Samsung Securities, Daehan Investment & Securities, Korea Investment & Securities, Prudential Investment & Securities, and Mirae Asset Securities.

6. Samsung Electronics will finance the buyback with cash on hand.

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED

January 12, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

January 12, 2007

Earnings Release Q4 2006
Samsung Electronics

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the Q4 2006 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion, KRW)	Q4 '06	Q-on-Q	3Q '06	FY '06	Y-on-Y	FY '05
Sales	**15.69**	3%	**15.22**	**58.97**	3%	**57.46**
Gross Profit (Margin)	**4.90** (31%)	16%	**4.22** (28%)	**16.61** (28%)	-4%	17.30 (30%)
SG&A	2.85	20%	2.37	9.68	5%	9.24
Operating Profit (Margin)	**2.05** (13%)	11%	**1.85** (12%)	**6.93** (12%)	-14%	**8.06** (14%)
Non-operating Income	0.65	-3%	0.68	2.28	182%	0.81
Equity Income from Samsung Card	0.03	-2%	0.03	0.13	-	-0.61
Income Tax	0.36	6%	0.34	1.29	5%	1.23
Net profit (Margin)	**2.35** (15%)	7%	**2.19** (14%)	**7.93** (13%)	4%	7.64 (13%)

Divisional Performance - Sales

(Unit : Trillion, KRW)	Q4 '06	Q-on-Q	3Q '06	FY '06	Y-on-Y	FY '05
Semiconductor	**5.42**	10%	**4.91**	**19.08**	4%	**18.33**
Memory	4.19	15%	3.64	14.39	2%	14.08
System LSI	0.61	3%	0.59	2.21	10%	2.01
LCD	**3.18**	6%	**3.00**	**11.70**	21%	**9.71**
Telecommunication	**4.65**	-1%	**4.71**	**18.24**	-3%	**18.82**
Handsets	4.31	-3%	4.45	17.19	-3%	17.77
Digital Media	**1.45**	-12%	**1.64**	**6.30**	-3%	**6.48**
Digital Appliances	**0.79**	-5%	**0.83**	**3.09**	-9%	**3.38**
Total	**15.69**	3%	**15.22**	**58.97**	3%	**57.46**

Divisional Performance – Operating Profit

(Unit : Trillion, KRW)	Q4 '06	Q-on-Q	3Q '06	FY '06	Y-on-Y	FY '05
Semiconductor	**1.66**	31%	**1.27**	**5.03**	-8%	**5.46**
(Margin)	(31%)		(26%)	(26%)		(30%)
LCD	**0.31**	90%	**0.16**	**0.65**	-12%	**0.73**
(Margin)	(10%)		(5%)	(6%)		(8%)
Telecommunication	**0.35**	-34%	**0.52**	**1.74**	-24%	**2.30**
(Margin)	(8%)		(11%)	(10%)		(12%)
Digital Media	**-0.15**	-55%	**-0.10**	**-0.37**	-17%	**-0.31**
(Margin)	(-11%)		(-6%)	(-6%)		(-5%)
Appliances	**-0.14**	-816%	**-0.01**	**-0.17**	-87%	**-0.09**
(Margin)	(-17%)		(-2%)	(-6%)		(-3%)
Total	**2.05**	11%	**1.85**	**6.93**	-14%	**8.06**
(Margin)	(13%)		(12%)	(12%)		(14%)

Financial Position

(Unit: Trillion KRW)	Q4 '06	Q3 '06	FY '05
Assets	**57.8**	**54.5**	**50.5**
Cash*	6.4	5.2	6.9
A/R & Inventories	5.1	5.2	4.4
PP & E	28.8	28.0	24.7
Other Assets	17.5	16.1	14.5
Liabilities	**12.5**	**11.7**	**10.8**
Debt	0.1	0.1	0.1
Other Liabilities	12.4	11.6	10.7
Shareholders Equity	**45.3**	**42.8**	**39.7**
Debt / Equity	**0.2%**	**0.2%**	**0.2%**
Net Debt / Equity	**-13.9%**	**-11.9%**	**-17.1%**
Return on Equity	**18.7%**	**21%**	**20.6%**
Return on Asset	**14.6%**	**16.5%**	**16.2%**

* Cash = Cash + Cash equivalents + S-T financial instruments + Marketable securities

Cash Flow

(Unit: Trillion KRW)	Q4 '06	FY '06	FY '05
Cash* (Beginning of period)	**5.18**	**6.87**	**7.43**
Cash flow from Operation	**4.48**	**13.11**	**12.66**
Net Profit	*2.35*	*7.93*	*7.64*
Depreciation	*1.60*	*5.68*	*5.06*
Income(Loss) from Equity method	*-0.54*	*-1.71*	*-0.16*
Increase(decrease) in Working Capital, etc	*1.07*	*1.21*	*0.12*
Cash flow from Investment	**-3.34**	**-11.16**	**-10.61**
CAPEX	*-2.73*	*-10.25*	*-10.10*
Cash flow from Financing	**0.05**	**-2.45**	**-2.62**
Dividend	-	*-0.83*	*-0.85*
Increase of Short-term borrowings	-	-	-
Repurchase of Shares	-	*-1.81*	*-2.15*
Proceeds from sales of shares Under stock option plan	*0.05*	*0.19*	*0.38*
Net decrease in cash	***1.19***	***-0.50***	***-0.56***
Cash (End of period)	**6.37**	**6.37**	**6.87**

** Cash = cash + cash equivalent + short-term financial instruments + marketable securities*

Capital Expenditure

(Unit: Billion KRW)	FY '07	FY '06	(%)
Sales	**63.60**	**58.97**	**8%**
Capex	**8.10**	**10.01**	**-19%**
Semiconductor	**5.44**	**6.64**	**-18%**
Memory	4.82	5.82	-17%
System LSI	0.54	0.75	-27%
LCD	**1.41**	**2.53**	**-44%**
Telecommunication	**0.56**	**0.22**	**150%**
Digital Media & Others	**0.69**	**0.62**	**13%**
R&D	**6.14**	**5.58**	**10%**

For a detailed presentation of our 4Q 2006 results including business outlook,

Please refer to the following link :

http://www.samsung.com/ir

SAMSUNG

ELECTRONICS

Year-end Cash Dividend

On January 12, 2007, the BOD of Samsung Electronics authorized the cash dividend plan.

1. Dividend per share (Dividend yield)

- Common shares: KRW 5,000 (0.8%)
- Preferred shares: KRW 5,050 (1.0%)

2. Record date: December 31, 2006

3. Dividend pay date : within one month after AGM Approval

※ Currently scheduled date for AGM : February 28, 2007

※ Annual Dividend (this includes the interim and year-end dividend)

		Current year	Previous year
Dividend per share (KRW)	Common shares	5,000	5,500
	Preferred shares	5,050	5,550
Dividend yield (%)	Common shares	0.8	0.9
	Preferred shares	1	1.1
Total pay out (KRW billion)		746.1	834.1
Net income (KRW billion)		7926.1	7,640.2

SAMSUNG ELECTRONICS

January 12, 2007

Share Buyback

On January 12, 2007, the BOD of Samsung Electronics authorized a share buyback.

▫ **Details**

1. The number of shares to be repurchased is as follows:
   - 2,800,000 common shares
   - 400,000 preferred shares

2. The expected buyback amount is about KRW 1.63 trillion for common shares and KRW 179.2 billion for preferred shares.

   ※ The actual buyback amount is subject to change, based on the price at the time of the repurchase.

3. Buyback period: January 16, 2007 to April 15, 2007

4. The planned buyback aims to stabilize stock prices.

5. Samsung Electronics will buy back shares through Samsung Securities, Daehan Investment & Securities, Korea Investment & Securities, Prudential Investment & Securities, and Mirae Asset Securities.

6. Samsung Electronics will finance the buyback with cash on hand.